Filed by: Caliper Life Sciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Xenogen Corporation
Exchange Act File No. 000-32239
Important Notice:
Caliper Life Sciences, Inc. intends to file a registration statement on Form S-4 in order to register shares of its common stock and warrants to be issued to the former stockholders of Xenogen Corporation in the proposed merger between Caliper and Xenogen, and Caliper and Xenogen will be filing a joint proxy statement with the Securities and Exchange Commission. Investors and security holders of Caliper and Xenogen are advised to read the registration statement on Form S-4 and the joint proxy statement regarding the proposed merger when they become available, because they will contain important information. Caliper and Xenogen expect to mail the joint proxy statement about the proposed merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Caliper and Xenogen at the Securities and Exchange Commission’s website at http://www.sec.gov or directly from Caliper and Xenogen.
Caliper and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Caliper with respect to the proposed merger with Xenogen. Information regarding such officers and directors is included in Caliper’s annual report on Form 10-K for the fiscal year ended December 31, 2004 and in its proxy statement for its 2005 annual meeting filed with the SEC. This document is available free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov or directly from Caliper.

On February 22, 2006, Caliper Life Sciences, Inc. (“Caliper”) conducted its earnings conference call for the fourth quarter of 2005 and for the full year 2005. The conference call is available for replay through the Caliper website and through a dial-in number. During the conference call, representatives of Caliper discussed Caliper’s financial results for the fourth quarter of 2005 and for the full year 2005, related business issues, as well as Caliper’s proposed business combination with Xenogen Corporation. The following is a transcript of that portion of the conference call relating to Caliper’s proposed business combination with Xenogen Corporation.

Kevin Hrusovsky — Caliper Life Sciences — President & CEO
Finally, in the several months since the NovaScreen acquisition closed, we have launched two new profiling panels. The first called Kinase Advisor is a panel 48 kinase assays that helps drug discovery researchers monitor important potential safety issues for an emerging drug compound. The assays in this panel are run on the Caliper LabChip 3000 system and the high-quality data generated has been valuable to industry scientists.
A second new product, NovaScreen GEN SEP II panel measures a more general spectrum of safety indicators again to give scientists data about potential areas of concern for drugs entering their later stages of development. The GEN SEP II panel incorporates an increased number of human receptor cell-based assays making the data that comes from the panel more relevant to the drug activity in human patients.
The addition of the in vitro services offering to our product offering allows us to meet the growing demand for outsourced assay development and profiling and to take leading position in the high-quality in vitro experimentation for drug discovery. Because of this, we are now well positioned to attack our larger strategy of bridging the in vitro/

in vivo gap to provide tools for more clinically relevant drug discovery, a strategy we will talk more about in detail towards the end of this call.
Last week, we announced our intent to acquire Xenogen Corporation, a high growth company that is pioneering the field of biophotonic imaging. In 2006, we plan to add Xenogen’s talented employee base and powerful in vivo imaging products and services to our successful in vitro business to transform ourselves into the first world-class company with a highly correlated suite of products and services that integrate in vitro and in vivo testing. When the acquisition is complete, we will be ideally positioned to meet customer demand for much-needed biomarker tools and new models of experimentation that will provide clinically relevant insights earlier in the drug discovery process. We are receiving strong and positive reinforcement from our customer base for embarking on this bold but pivotal strategy to build the I&I bridge for experimentation and technology. The I&I bridge, being the in vitro to in vivo bridge.
We have hit our financial targets in each of the past ten quarters. As we look forward to 2006, we are forecasting revenue in a range of $21 to $23 million for the first quarter. For the full year, we expect to close the Xenogen transaction by the end of Q2 and reflecting the effects of Xenogen’s business for the second half of 2006, we forecast 2006 revenue between $120 million and $128 million.
Earlier, we mentioned that we now have the LabChip business growing at 15% plus and that it represents 31% of our total Company revenues. With the acquisition of NovaScreen and Xenogen, we expect to have 60% of our revenue base growing organically at 15% plus moving our overall top-line organic revenue growth to 10% to 50% per year. This growth, coupled with the high certainty cost synergies that we have outlined and with the improved mix of higher profit margin and sustainable revenues, we anticipate these transactions being EBITDA and cash EPS accretive in 2006 and 2007, as well as EPS accretive in 2008.
Most importantly, we envision Caliper becoming one of the more exciting, high growth life science tools company with an extensive arsenal of proprietary technologies, strong strategic differentiation, unparalleled customer and collaborator relationships and an impressive profit growth trajectory. So with that, we would like to now open it up for questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS). Edward Tenthoff, Piper Jaffray.

Edward Tenthoff — Piper Jaffray — Analyst
Congrats on a great quarter and a great year. Just real quick, looking at Xenogen, can you go through what you see as some of the opportunities for combining sales force there? In terms of — just give a little bit more detail on how you intend to bridge this in vivo/in vitro step and bring that to pharma.

Kevin Hrusovsky — Caliper Life Sciences — President & CEO
Good questions, Ted and thanks for the compliment. Let me start by saying that in the first year, our current plans would be not to do a full integration of the sales forces. We will maintain an in vitro sales force and we will have an in vivo sales force with cross selling opportunities certainly occurring with commissions being recognized if you create leads for the other sales force. We have seen this work in the past in the first stage of our integration efforts and we want to utilize that same model.
But secondly, if you look at the sales profile of the Xenogen sales today, 85% of their units that they place are with academia. 15% of those placements are with commercial companies. If you look at Caliper, on the other hand, our in vitro channel today — 85% of our sales are actually commercial and 15% are academia. In general, when you look at the profile of business at Xenogen, you’ll see that the profitability is much stronger for the commercial business even though they are not penetrated very well there. So a lot of what we’re going to be doing, Ed, actually starts to get into your second question is positioning for senior management of our customer base where we have very strong relationships and interactions a full continuum of in vitro to in vivo platforms to help them make better predictions both in vitro and in vivo.
This technology that Xenogen has is significantly increasing the throughput of the in vivo testing by the biophotonic approaches and methods that they have created. And this is an area of great intrigue by our customer base who really have had challenges going across the in vitro data and selecting a compound and taking it forward and then finding surprises in vivo. We have a two-pronged attack to bridge the in vitro/ in vivo.
Number one, just with our product instrument technologies, as well as reagent platforms, we see the opportunity of creating common reagents from in vitro to in vivo and we see that — we know today customers want to progress from biochemical assays let’s say for kinases to cell based kinase assays to see how the kinase actually performs in the presence of the compound in the cell. Then they want to go from there into potentially tissues and then mice. We will be able to provide that equipment capability and we even have microfluidics concepts on the drawing board to enable what we call high content sample preparation of cellular assays for primary cells that would further enable that bridge to be crossed. So we’re real excited about providing that next level of relevance, clinical relevant information for our customers at much higher levels of productivity.
The second prong of that attack will be our services business where today we already have large customers like Pfizer and BMS and others that utilize the phenotyping capabilities of Xenogen’s facility in Cranbury, New Jersey that also have a lot of interest in profiling and compound profiling in vitro. So we are going to see opportunities where you will be running compounds in vitro, have the learnings from that, progress compounds to in vivo, take some of the learnings from the in vivo assays and phenotyping and move those back then into some in vitro assays to provide a more comprehensive answer to the questions that they are asking and that is what is the safety profile and efficacy profile of these compounds before we go into human trials? It’s a huge bottleneck for the industry and the combined approach of having both equipment sales and services we think will be the two-pronged attack that will really enable this to become a strategy of choice going forward.

Edward Tenthoff — Piper Jaffray — Analyst
Sounds good.

Operator
At this time, you have no further questions. I would like to turn the call back to management for closing remarks.

Kevin Hrusovsky — Caliper Life Sciences — President & CEO
Well, thank you very much. We are very excited about our Company, and really appreciate the support that all of you have been providing us and the employee group at Xenogen. It has just been amazing over the last few weeks to get to know the employee group at Xenogen very closely. So we’re really excited about the upcoming combination and we will be sure getting more information out to you as time progresses. So thanks again. Goodbye.